Gen Digital Inc.
350 Ellis Street
Mountain View, CA 94043

March 3, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gen Digital Inc.
Registration Statement on Form S-4
Filed March 3, 2025
File No. 333-284654
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gen Digital Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (the “Registration Statement”), File No. 333-284654, to 4:00 p.m., Eastern Time, on March 5, 2025, or as soon thereafter as practicable.

Please contact Jennifer L. Lee, P.C. of Kirkland & Ellis LLP, counsel to the Company, at (212) 909-3021 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Vincent Pilette
Vincent Pilette
Chief Executive Officer